

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2011

Via U.S. Mail

Baoguo Jiang
Principal Executive Officer
Yaboo, Inc.
70 W. Madison St., Suite 1400
Chicago, IL 60602

> **Re: Yaboo, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed January 27, 2011**
> **File No. 333-164999**

Dear Mr. Jiang:

We have received your response to our prior comment letter to you dated December 28, 2010 and have the following additional comments.

Summary Information and Risk Factors, page 4

Business, page 4

1. We note your response to our prior comment one. However, we note that in the first full paragraph on page 29 you state that "[t]here are very few licensed 'Green Food' restaurants in Taizhou area." Please revise your disclosure for consistency or advise.

2. We note your response to our prior comment two and reissue in part. Please revise to clarify in the first full paragraph on page 36 that you do not have any written agreements in place with Mr. Jiang or any of your other board members to loan funds to you to continue operations.

Financial Statements

3. We note your response to prior comment 13. Please revise your financial statements to delete references to being in the development stage, for example, the column "deficit accumulated during the development stage" should be removed.

4. Please update your financial statements as appropriate in compliance with Rule 8-08 of Regulation S-X.

Part II

Exhibits, page 49

5. We note your response to our prior comment 15. Please file the complete two-page English document as Exhibit 3.3 with your next amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact at Theresa Messinese at (202) 551-3307 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Bryan at (202) 551-3601 or me at (202) 551-3574 with any other questions.

Sincerely,

Julie F. Rizzo
Attorney-Advisor

cc: Michael T. Williams, Esq.
        via facsimile (813) 832-5284